December 17, 2015

VIA EDGAR

William H. Thompson, Accounting Branch Chief

Tony Watson, Staff Accountant

Donna Di Silvio, Staff Accountant

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vipshop Holdings Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2014
Filed April 24, 2015 (File No. 1-35454)

Dear Mr. Thompson, Mr. Watson and Ms. Silvio:

The Company has received the letter dated December 14, 2015 from the staff of the Securities and Exchange Commission (the “Letter”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”). The Company would like to request an extension to the deadline for responding to the Letter. The Company will provide its response to the Letter via EDGAR as soon as possible, in any event no later than January 15, 2016.

If you have any additional questions or comments regarding the 2014 20-F, please contact the undersigned at 86 (020) 2233-0032 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, by phone at (852) 3740-4863 or via e-mail at julie.gao@skadden.com. Thank you very much.

Very truly yours,

/s/ Donghao Yang
Donghao Yang
Chief Financial Officer
Vipshop Holdings Limited

cc:	Eric Ya Shen, Chairman and Chief Executive Officer, Vipshop Holdings Limited
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Allen Lau, Deloitte Touche Tohmatsu